Exhibit 99.1

Boqii’s 2020 Single Day Global Shopping Festival GMV Reached RMB244 Million

SHANGHAI, Nov. 12, 2020 /PRNewswire/ -- Boqii Holding Limited ("Boqii" or the "Company") (NYSE: BQ), a leading pet-focused platform in China, today announced that the Company generated RMB244.5 million ( ~ US37.0 million) in gross merchandise volume (GMV)1 during 11-day sales campaign from November 1 to 11.

Mr. Hao Liang, Boqii’s Founder, Chairman and Chief Executive Officer commented: “The strong results in this year's shopping festival demonstrate the growing demand and increasing brand awareness for Boqii itself. As China’s leading pet-focused platform, Boqii has been dedicating itself to improving life quality for pets and pet owners, by providing premium, safe and reliable products. We are committed to continuously optimizing our platform and bringing more high-quality pet products to better serve our users and brand owners.”

2020 Singles Day Global Shopping Festival Highlights (From November 1 to November 11)2

•	Total GMV of RMB244.5 million (~US$37.0 million), representing an increase of 39.97% compared to the same period in 2019.

•	Over 336 brands participating in the festival.

•	Added 101 new popular brands compared to last year, including Natural Balance, Nutrience and Halo.

•	104 brands surpassed sales from last year's festival, with 62 brands doubling their sales compared to sales recorded from last year's festival, including Nutram Number, Wanpy, GO!, IRIS and Bayer Advocate.

About Boqii Holding Limited

Boqii Holding Limited (NYSE: BQ) is China's leading pet-focused platform. We are the leading destination for pet products and supplies in China with our broad selection of high-quality products including global leading brands, local emerging brands, and our own private labels, offered at competitive prices. Our online sales platforms, including Boqii Mall and our flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our Boqii Community also provides an informative and interactive content platform for users to share their knowledge and love for pets.

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1 Please refer to the Boqii's Prospectus dated September 29, 2020 for the definition of GMV. GMV is subject to future adjustments (such as refunds) and represents only one measure of the Company's performance and should not be relied on as an indicator of our financial results, which depend on a variety of factors. Our financial results will be released when we announce Q3 earnings.

2 The period from 0:00, November 1, 2020 to 24:00, November 11, 2020.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.6070 to US$1.00, the central parity rate announced by the People's Bank of China on November 11, 2019.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Boqii Holding Limited

Investor Relations

Tel: +86-21-6882-6051

Email: ir@boqii.com

The Blueshirt Group

Ms. Susie Wang

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Email: julia@blueshirtgroup.com